

November 10, 2010

Richard A. Sawick
Chief Financial Officer
Safe Technologies International, Inc.
1200 N Federal Highway, Suite 200
Boca Raton, FL 33432

> **Re:** **Safe Technologies International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 26, 2010**
> **File No. 333-169528**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on April 5, 2010**
> **File No. 000-17746**

Dear Mr. Sawick:

      We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 19, 2010.

Form S-1

Prospectus Summary

The Offering, page 2

1.   We note your responses to prior comment 2 and 4. In addition to the risk factor disclosure you have provided, include a discussion of the financing agreement with Kodiak Capital Group LLC in the prospectus summary section that addresses the material risks to shareholders. In light of the limitation on the amount of stock that Kodiak may purchase pursuant to Section 2.8 of the Investment Agreement, disclose the amount of stock issuable and the amount of funding available, based on the amount of your common stock currently outstanding. Specifically, given that you currently have 316,204,814 shares of common stock outstanding and the agreement limits Kodiak from holding more than 4.99% of your outstanding common stock, it appears that Kodiak may not purchase more than 15.78 million shares of your common stock. Assuming the closing price of the company's common stock on the OTCBB on October 22, 2010 and taking into account the 6% discount to Kodiak (but not accounting for the document preparation fee of $10,000 which could be paid in common stock), you would net approximately $444,957 from your agreement with Kodiak at the first drawdown. You will not be able to draw

down further amounts from this equity line until Kodiak sells its holdings of your common stock, or you issue more shares to dilute Kodiak's holdings so that its ownership remains below the 4.99% threshold. In the event that you issue additional shares, it appears that you may need to seek shareholder approval to increase the number of authorized shares given that you currently have 400 million authorized common shares of which 396.2 million are outstanding or committed under the Investment Agreement. Please clearly disclose this ownership limitation and the effect on the net proceeds you may receive from Kodiak in the prospectus summary and expand your risk factor on page 3 accordingly.

Plan of Distribution, page 5

2.   We note your response to prior comment 10. Since Kodiak is a "new underwriter," please provide the disclosure required by Item 508(b) of Regulation S-K. We note from the disclosure in the press release filed with your Form 8-K on August 23, 2010 that Kodiak is an emerging leader in Equity Line Facilities and has transacted in excess of $400 million in such financings. Please disclose the number of equity line financings in which the company is currently a party, the total amount of financing it has committed to provide under these agreements and the total amount it has so far funded.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

Change in internal control over financial reporting, page 9

3.   We note your response to prior comment 17 and your disclosure in the Form 10-K for the year ended December 31, 2010 that the company's material weakness in the internal control over financial reporting relating to limited accounting personnel "will be remediated as the Company's business grows." Please disclose the timeframe that you expect to implement remedial measures to segregate financial reporting duties. If you believe that these measures are long-term and that you expect the material weakness to continue, please add an appropriate risk factor in the registration statement and in future filings.

        You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3456.

                                        Sincerely,

                                        Matthew Crispino
                                        Attorney-Advisor

cc: <u>Via facsimile at (561) 892-0492</u>
        Gerald W. Gritter, Esq.
        Levinson & Lichtman, LLP